SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Results 1Q20

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Office Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 1Q20 results

São Paulo, May 14, 2020 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its first quarter 2020 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release,unless otherwise stated, refer to the same period of2019.

Earnings Results 1Q20

1.   Quarter Highlights

In 1Q20, the Company recorded net loss of R$ 657.9 million, versus net income of R$ 647.3 million in 1Q19, a decrease of R$ 1,305.2 million.

Adjusted EBITDA totaled R$ 1,483.8 million, R$ 60.9 million less than the R$ 1,544.7 million recorded in 1Q19.

The main highlights of 1Q20 results were:

a)   Economic instability worsened by COVID-19

The world economic instability worsened by the COVID-19 pandemic led to an appreciation in the Dollar and Yen against the Real, significantly affecting financial expenses on loans and financing denominated in foreign currency. In 1Q20, expenses with exchange variations on loans and financing increased by R$ 1,796.3 million.

In addition to the effect on financial expenses, there was an impact on the allowance for doubtful accounts, in the amount of R$ 149.7 million.

b)   Operation in the municipality of Santo André

The operation in the municipality of Santo André, started in August 2019, increased gross operating revenue by R$ 80.1 million and expenses by R$ 65.0 million quarter over quarter in 1Q20, as shown below:

			R$ million
Impacts of Santo André	1Q20	1Q19	Var.
Revenue - Wholesale (1)	-	13.0	(13.0)
Revenue - Retail (2)	93.1	-	93.1
Total Revenue	93.1	13.0	80.1
COFINS E PASEP	(6.9)	(1.0)	(5.9)
Net Revenue	86.2	12.0	74.2
Costs and Expenses (3)	(44.5)	-	(44.5)
Allowance for doubtful accounts	(0.7)	19.8	(20.5)
Total Expenses	(45.2)	19.8	(65.0)
Net effect	41.0	31.8	9.2

1.     Revenue in 1Q19, referring to wholesale billing.

2.     Revenue in 1Q20, referring to retail billing, due to the operation.

3.     Costs and expenses in 1Q20, related to the operation (excluding indirect costs and expenses).

c)   New healthcare plan entered into with Fundação Cesp - Funcesp

With the start of the health plan administered by Fundação CESP, in August 2019, healthcare expenses fell by R$ 44.9 million in 1Q20, as shown below:

			R$ million
	1Q20	1Q19	Var.
Expenses with Health Care	(54.0)	(98.9)	44.9

Earnings Results 1Q20

2.   Financial Highlights

					R$ million
		1Q20	1Q19	Var. (R$)%
	Gross operating revenue	3,803.9	3,536.1	267.8	7.6
	Construction revenue	521.4	603.5	(82.1)	(13.6)
	COFINS and PASEP and TRCF taxes	(282.9)	(261.1)	(21.8)	8.3
(=)	Net operating revenue	4,042.4	3,878.5	163.9	4.2
	Costs and expenses	(2,536.9)	(2,156.4)	(380.5)	17.6
	Construction costs	(508.8)	(590.0)	81.2	(13.8)
	Equity result	3.6	1.8	1.8	100.0
	Other operating revenue (expenses), net	2.8	7.8	(5.0)	(64.1)
(=)	Earnings before financial result, income tax and social contribution	1,003.1	1,141.7	(138.6)	(12.1)
	Financial result	(1,980.3)	(150.5)	(1,829.8)	-
(=)	Earnings before income tax and social contribution	(977.2)	991.2	(1,968.4)	(198.6)
	Income tax and social contribution	319.3	(343.9)	663.2	(192.8)
(=)	Net income/(loss)	(657.9)	647.3	(1,305.2)	(201.6)
	Earnings/(loss) per share* (R$)	(0.96)	0.95

*      Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

					R$ million
		1Q20	1Q19	Var. (R$)%
	Net income (loss)	(657.9)	647.3	(1,305.2)	(201.6)
	Income tax and social contribution	(319.3)	343.9	(663.2)	(192.8)
	Financial result	1,980.3	150.5	1,829.8	-
	Other operating revenues (expenses), net	(2.8)	(7.8)	5.0	(64.1)
(=)	Adjusted EBIT*	1,000.3	1,133.9	(133.6)	(11.8)
	Depreciation and amortization	483.5	410.8	72.7	17.7
(=)	Adjusted EBITDA **	1,483.8	1,544.7	(60.9)	(3.9)
	(%) Adjusted EBITDA margin	36.7	39.8

*      Adjusted EBIT corresponds to net income/(loss) before: (i) other operating revenues (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to net income/(loss) before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution and; (iv) depreciation and amortization expenses.

In 1Q20, net operating revenue, which considers construction revenue, totaled R$ 4,042.4 million, up 4.2% from 1Q19.

Costs and expenses, which consider construction costs, totaled R$ 3,045.7 million, up 10.9% from 1Q19. Adjusted EBIT totaled R$ 1,000.3 million, down 11.8% from the R$ 1,133.9 million recorded in 1Q19.

Adjusted EBITDA totaled R$ 1,483.8 million, down 3.9% from the R$ 1,544.7 million recorded in 1Q19 (R$ 7,449.6 million in the last twelve months).

The adjusted EBITDA margin was 36.7% in 1Q20, compared to 39.8% in 1Q19 (41.1% in the last twelve months).

Earnings Results 1Q20

Excluding the effects of revenues and construction costs, adjusted EBITDA margin reached 41.8% in 1Q20, compared to 46.8% in 1Q19 (48.3% in the last twelve months).

In 1Q20, the Company recorded net loss of R$ 657.9 million, compared to net income of R$ 647.3 million in 1Q19.

3.   Gross operating revenue

Gross operating revenue related to sanitation services, in the amount of R$ 3,803.9 million, which does not consider construction revenue, increased by R$ 267.8 million, or 7.6%, from the R$ 3,536.1 million recorded in 1Q19.

The main factors that led to this variation were:

•        4.7% tariff adjustment since May 2019;

•        2.2% increase in total billed volume, of which 2.0% from water services and 2.5% from sewage services, excluding the volumes of Santo André;

•        R$ 80.1 million increase in operating revenue, due to the operation in the municipality of Santo André, which started in August 2019.

4.   Construction revenue

In 1Q20, construction revenue decreased by R$ 81.2 million, or 13.8%, when compared to 1Q19, mainly  due to higher investments in the construction of assets in 1Q19.

5.   Billed volume

The tables below show water and sewage billed volumes quarter over quarter, according to customer category and region. The volumes from the municipality of Santo André are presented separately.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
		Water		Sewage			Water + Sewage
Category	1Q20	1Q19%		1Q20	1Q19%		1Q20	1Q19%
Residential	442.1	432.1	2.3	381.1	369.8	3.1	823.2	801.9	2.7
Commercial	43.7	43.6	0.2	42.4	42.3	0.2	86.1	85.9	0.2
Industrial	8.0	8.2	(2.4)	9.7	9.9	(2.0)	17.7	18.1	(2.2)
Public	10.3	10.4	(1.0)	9.2	9.3	(1.1)	19.5	19.7	(1.0)
Total retail	504.1	494.3	2.0	442.4	431.3	2.6	946.5	925.6	2.3
Wholesale (3)	21.2	20.5	3.4	4.0	4.3	(7.0)	25.2	24.8	1.6
Subtotal	525.3	514.8	2.0	446.4	435.6	2.5	971.7	950.4	2.2
Santo André(4)	13.1	17.7	(26.0)	13.1	4.3	204.7	26.2	22.0	19.1
Total	538.4	532.5	1.1	459.5	439.9	4.5	997.9	972.4	2.6

Earnings Results 1Q20

WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	1Q20	1Q19%		1Q20	1Q19%		1Q20	1Q19%
Metropolitan	331.9	322.2	3.0	291.3	281.4	3.5	623.2	603.6	3.2
Regional (2)	172.2	172.1	0.1	151.1	149.9	0.8	323.3	322.0	0.4
Total retail	504.1	494.3	2.0	442.4	431.3	2.6	946.5	925.6	2.3
Wholesale (3)	21.2	20.5	3.4	4.0	4.3	(7.0)	25.2	24.8	1.6
Subtotal	525.3	514.8	2.0	446.4	435.6	2.5	971.7	950.4	2.2
Santo André(4)	13.1	17.7	(26.0)	13.1	4.3	204.7	26.2	22.0	19.1
Total	538.4	532.5	1.1	459.5	439.9	4.5	997.9	972.4	2.6

1.     Unaudited

2.     Including coastal and interior regions

3.     Wholesale includes volumes of reuse water and non-domestic sewage

4.     Billed volume in the retail segment 1Q20 and in the wholesale segment In 1Q19

6.   Costs, administrative & selling expenses and construction costs

Costs, administrative & selling expenses and construction costs increased by R$ 299.3 million in 1Q20 (10.9%). Excluding construction costs, the increase was R$ 380.5 million (17.6%).

Costs, administrative & selling expenses and construction costs as a percentage of net revenues was 75.3% in 1Q20, compared to 70.8% in 1Q19.

				R$ million
	1Q20	1Q19	Var. (R$)%
Salaries and payroll charges and Pension plan obligations	677.8	681.0	(3.2)	(0.5)
General supplies	65.7	57.4	8.3	14.5
Treatment materials	93.8	86.7	7.1	8.2
Services	424.1	422.2	1.9	0.5
Electricity	326.5	283.0	43.5	15.4
General expenses	292.4	191.7	100.7	52.5
Tax expenses	15.6	15.8	(0.2)	(1.3)
Sub-total	1,895.9	1,737.8	158.1	9.1
Depreciation and amortization	483.5	410.8	72.7	17.7
Allowance for doubtful accounts	157.5	7.8	149.7	1,919.2
Sub-total	641.0	418.6	222.4	53.1
Costs, administrative and selling expenses	2,536.9	2,156.4	380.5	17.6
Construction costs	508.8	590.0	(81.2)	(13.8)
Costs, adm & selling expenses and construction costs	3,045.7	2,746.4	299.3	10.9
% of net revenue	75.3	70.8

Salaries and payroll charges and Pension plan obligations

In 1Q20, the R$ 3.2 million decrease was due to: (i) the R$ 44.9 million decrease in healthcare  expenses; and (ii) the R$ 8.9 million decrease with pension plans, as a result of changes in the actuarial assumptions.

The decreases were partially offset by the R$ 47.1 million increase, mainly the 4.99% salary adjustment in May 2019 and the application of 2.0% referring to the Career and Salaries Plan (Plano de Cargos e Salários) in February 2020.

Earnings Results 1Q20

Services

Expenses with services totaled R$ 424.1 million, an increase of R$ 1.9 million, or 0.5%, from the R$ 422.2 million recorded in 1Q19. The main changes were:

•        R$ 21.5 million increase in labor expenses with employees assigned by the municipality of Santo André;

•        R$ 15.2 million increase in customer services;

•        R$ 15.8 million decrease with meter reading and bill delivery;

•        R$ 15.2 million decrease in labor expenses with employees assigned by the municipality of Guarulhos; and

•        R$ 9.1 million decrease in technical services for reduction of losses.

Electricity

Electricity expenses totaled R$ 326.5 million in 1Q20, up R$ 43.5 million, or 15.4%, from the R$ 283.0 million recorded in 1Q19. Of total electricity expenses, the Free Market Tariffs (Ambiente de Contratação Livre - ACL) accounted for 44.9% (including the Grid Market Tariffs (Tarifas de Uso do Sistema de Distribuição - TUSD)), while the Regulated Market Tariffs (Ambiente de Contratação Regulada - ACR) accounted for 55.1%.

The variations were mainly due to:

•        Average increase of 24.3% in ALC prices, with a 52.3% increase in consumption; and

•        Average increase of 0.3% in ACR tariffs, with a 10.2% decrease in consumption.

General expenses

Increase of R$ 100.7 million, or 52.5%, totaling R$ 292.4 million in 1Q20, compared to the R$ 191.7 million recorded in 1Q19, mainly due to:

•        Higher provisioning for lawsuits in 1Q20, in the amount of R$ 63.4 million, mainly because of reversals of lawsuits in 1Q19, in the amount of R$ 45.9 million, arising from changes in the expectation of loss; and

•        Higher provision for transfer to Municipal Sanitation Funds, in the amount of R$ 8.5 million, with the main increase referring to the municipality of São Paulo, totaling R$ 2.1 million.

Depreciation and amortization

Increase of R$ 72.7 million, or 17.7%, from the startup of intangible assets, in the amount of R$ 3.4 billion.

Allowance for doubtful accounts

An increase of R$ 149.7 million, due higher default rates in 1Q20 and an expected increase in future losses, as a result of the economic instability exacerbated by COVID-19.

Earnings Results 1Q20

7.   Financial result

				R$ million
	1Q20	1Q19	Var.	%
Financial expenses, net of income	(159.0)	(150.7)	(8.3)	5.5
Net monetary and exchange variation	(1,821.3)	0.2	(1,821.5)	-
Financial result	(1,980.3)	(150.5)	(1,829.8)	-

Financial expenses, net of income

				R$ million
	1Q20	1Q19	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	(73.6)	(81.2)	7.6	(9.4)
Interest and charges on international loans and financing	(49.1)	(42.4)	(6.7)	15.8
Other financial expenses	(99.1)	(104.2)	5.1	(4.9)
Total financial expenses	(221.8)	(227.8)	6.0	(2.6)
Financial income	62.8	77.1	(14.3)	(18.5)
Financial expenses net of income	(159.0)	(150.7)	(8.3)	5.5

Increase of R$ 8.3 million, due to:

•        R$ 7.6 million decrease in interest and charges on domestic loans and financing, mainly due to  the reduction of the DI rate and the long-term interest rate in 1Q20 (3.65% and 5.09%, respectively), compared to 1Q19 (6.40% and 7.03%, respectively);

•        R$ 6.7 million increase in interest and charges on international loans and financing, as a result of:

(i)   higher appreciation of the Dollar against the Real in 1Q20, compared to the appreciation recorded in 1Q19 (29.0% and 0.6%, respectively); and (ii) appreciation of the Yen against the Real in 1Q20, compared to the depreciation recorded in 1Q19 (30.1% and -0.2%, respectively);

•        R$ 5.1 million decrease in other financial expenses, as a result of lower recognition of interest on lawsuits, in the amount of R$ 5.0 million; and

•        R$ 14.3 million decrease in financial income, mostly from the lower yield on financial investments in 1Q20, due to the reduction in the remuneration of the DI rate.

Monetary and exchange variation, net

				R$ million
	2019	2018	Var.	%
Monetary exchange rate variation on liabilities
Monetary variation on loans and financing	(18.6)	(16.7)	(1.9)	11.4
Currency exchange variation on loans and financing	(1,796.5)	(0.2)	(1,796.3)	-
Other monetary variations	(43.6)	(8.0)	(35.6)	445.0
Monetary/exchange rate variation on liabilities	(1,858.7)	(24.9)	(1,833.8)	-
Monetary/exchange rate variation on assets	37.4	25.1	12.3	49.0
Monetary/exchange rate variation, net	(1,821.3)	0.2	(1,821.5)	-

The effect of net monetary and exchange variation in 1Q20 was R$ 1,821.5 million higher than in 1Q19, highlighting:

Earnings Results 1Q20

•        R$ 1,796.3 million increase in exchange variations on loans and financing, due to: (i) higher appreciation of the Dollar against the Real in 1Q20, compared to the appreciation recorded in 1Q19 (29.0% and 0.6%, respectively); and (ii) appreciation of the Yen against the Real in 1Q20, compared to the depreciation recorded in 1Q19 (30.1% and -0.2%, respectively); and

•        R$ 35.6 million increase in other monetary variations, due to: (i) monetary variation on the liabilities of the São Lourenço Production System, in the amount of R$ 18.8 million; and (ii) increase in monetary variation on lawsuits, in the amount of R$ 14.6 million.

8.   Income tax and Social contribution

The loss recorded in 1Q20, mainly caused by the increase in expenses with exchange variation and allowance for doubtful accounts, reduced income tax and social contribution by R$ 663.2 million.

9.   Indicators

a)   Operating

Operating indicators *	1Q20	1Q19%
Water connections (1)	9,980	9,484	5.2
Sewage connections (1)	8,375	7,893	6.1
Population directly served - water (2)	27.1	26.2	3.4
Population directly served - sewage (2)	23.9	22.8	4.8
Number of employees	13,923	14,213	(2.0)
Water volume produced in the quarter (3)	731.0	719	1.6
IPM - Micromeasured water loss (%) (4)	28.9	29.9	(3.3)
IPDt (liters/connection x day) (4)	284	291	(2.4)

1.     Total connections, active and inactive, in thousand units at the end of the period

2.     In million inhabitants, at the end of the period. Does not include wholesale

3.     In millions of cubic meters

4.     Does not include Guarulhos and Santo André

*       Unaudited

b)   Management’s Indicators

The Managerial performance indicators below show gross revenue, operating expense and EBITDA, all of them per billed cubic meter.

The historical series is presented since 2014, based on quarterly accounting data released by the  Company, excluding some non-recurring and significant events that would distort the result.

In order to check the behavior of the period on a same price basis, all indicators were calculated on average values for 1Q20, adjusted by the variation of the Amplified Consumer Price Index (IPCA).

Gross revenue per billed cubic meter shows average growth, especially after 3Q15. 1Q20 shows higher results than 1Q19.

Operating expenses per billed cubic meter increased in a controlled manner, compatible with the expansion of the operations, quarter over quarter, showing flat average behavior and disciplined management of costs.

Earnings Results 1Q20

Finally, EBITDA per cubic meter showed average growth in 1Q20, mainly because of the behavior of gross revenues and operating expenses.

Total Gross Revenue per m³ Billed - R$/m³

Figures at 1Q20 average prices, updated by IPCA

The following were not considered:

- Construction revenue

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

Operating Expense per m³ Billed - R$/m³
Figures at 1Q20 average prices, updated by IPCA

Expenses considered: personnel, general supplies, treatement materials, services, electricity, general expenses and tax expenses.

Reversals excluded:

- R$696 million referring to agreement with the State Government in 1Q15

- R$307 million referring to the migration of the additional pension plan in 3Q16

- R$173 million referring to the TAC Retirees in 3Q19

Earnings Results 1Q20

EBITDA per m³ Billed - R$/m³

Figures at 1Q20 average prices, updated by IPCA

The following were not considered:

Revenue:

- R$928 million referring to the agreement with Guarulhos in 4Q18

- R$1,254 million referring to agreement with Santo André in 3Q19

Reversal of expenses:

- R$696 million referring to agreement with the State Government in 1Q15

- R$307 million referring to the migration of the additional pension plan in 3Q16

- R$173 million referring to the end of the TAC Retirees in 3Q19

c)   Economic

Economic Variables at the close of the period*	1Q20	1Q19
Amplified Consumer Price Index (1)	0.53	1.51
National Consumer Price Index(1)	0.54	1.68
Consumer Price Index (1)	0.50	1.64
Referential Rate (1)	0.0000	0.0000
Interbank Deposit Certificate (2)	3.65	6.40
US DOLAR (3)	5.1987	3.8967
IENE (3)	0.04835	0.03521

1.     Annual accrual, in %

2.     Annual average

3.     Ptax sale rate on the last day

*       Unaudited

10.   Loans and financing

On April 27, 2020, the Company held its 25th debenture issue, in a single series, in the amount of R$ 1.45 billion. The proceeds will be allocated to refinance financial commitments maturing in 2020 and to recompose cash. The maturity will be October 2021 at an interest rate of CDI + 3.30% p.a.

It is also worth noting that the Company translated into Reais the debit balance of loan 2202/OC-BR contracted with the Inter-American Development Bank (IDB) related to Phase III of the Tietê River Depollution Program, amounting to US$ 494,616,801.20, as detailed below:

Earnings Results 1Q20

•        Date: Execution: April 27, 2020 / effective: May 5, 2020

•        Expiration: September 3, 2035

•        Amortization: Semi-annual installments

•        Total amount:

•        From:US$ 494,616,801.20

•        To: R$ 2,810,907,281.22

•        Interest rate:

•        From: Dollar - Libor 3 months + 0.39% per year (*)

•        To: Real - DI + 0.06% per year (*)

(*)      On this rate, the variable margin for loans from IDB Ordinary Capital is added. This rate is periodically determined by the bank and today is at 80 bps

									R$ thousand
DEBT PROFILE
INSTITUTION	2020	2021	2022	2023	2024	2025	2026 onwards	TOTAL	% of total
Local Currency
Debentures	267,386	486,141	565,208	367,886	702,802	282,068	651,173	3,322,664	23
Caixa Econômica Federal	63,998	89,190	94,042	86,950	85,771	91,143	919,259	1,430,353	10
BNDES	100,938	134,584	134,584	128,892	123,400	105,467	435,966	1,163,831	8
Leasing	79,224	50,758	35,024	34,039	37,080	40,401	258,976	535,502	4
Others	1,396	2,918	3,101	3,050	1,384	1,269	-	13,118	0
Interest and other charges	52,200	-	-	-	-	-	-	52,200	0
Total Local Currency	565,142	763,591	831,959	620,817	950,437	520,348	2,265,374	6,517,668	45
Foreign Currency
IADB	109,664	219,327	219,327	219,327	219,327	219,327	1,644,141	2,850,440	20
IBRD	15,803	31,606	31,606	31,606	31,606	31,606	269,251	443,084	3
Eurobond	1,818,927	-	-	-	-	-	-	1,818,927	13
JICA	106,795	203,546	203,546	203,546	203,546	203,546	1,529,089	2,653,614	18
IDB 1983AB	91,977	39,990	39,990	38,734	-	-	-	210,691	1
Interest and other charges	55,944	-	-	-	-	-	-	55,944	0
Total in Foreign Currency	2,199,110	494,469	494,469	493,213	454,479	454,479	3,442,481	8,032,700	55
Total	2,764,252	1,258,060	1,326,428	1,114,030	1,404,916	974,827	5,707,855	14,550,368	100

Covenants

The table below shows the most restritive covenants in 1Q20:

Covenants
Adjusted EBITDA / Adjusted Financial Expense	Equal to or higher than 2.80
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
EBITDA / Financial Expense Paid	Equal to or higher than 2.35
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50

Earnings Results 1Q20

11.   CAPEX

The Company invested R$ 715,9 million in 1Q20, R$ 283.7 million of which correspond to investments that did not affect cash.

Earnings Results 1Q20

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations Phone:(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi Investor Relations Manager Phone:(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectation s, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry  conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Earnings Results 1Q20

Income Statement

		R$ '000
	1Q20	1Q19
Net Operating Income	4,042,350	3,878,504
Operating Costs	(2,422,012)	(2,337,103)
Gross Profit	1,620,338	1,541,401
Operating Expenses
Selling	(181,970)	(191,195)
Estimated losses with doubtful accounts	(157,489)	(7,760)
Administrative expenses	(284,179)	(210,381)
Other operating revenue (expenses), net	2,753	7,827
Operating Income Before Shareholdings	999,453	1,139,892
Equity Result	3,575	1,764
Earnings Before Financial Results, net	1,003,028	1,141,656
Financial, net	(184,973)	(149,546)
Exchange gain (loss), net	(1,795,312)	(910)
Earnings/(loss) before Income Tax and Social Contribution	(977,257)	991,200
Income Tax and Social Contribution
Current	232,724	(310,485)
Deferred	86,587	(33,424)
Net Income/(loss) for the period	(657,946)	647,291
Registered common shares ('000)	683,509	683,509
Earnings/(loss) per shares - R$ (per share)	(0.96)	0.95
Depreciation and Amortization	(483,569)	(410,863)
Adjusted EBITDA	1,483,843	1,544,692
% over net revenue	36.7%	39.8%

Earnings Results 1Q20

Balance Sheet

		R$ '000
ASSETS	03/31/2020	12/31/2019
Current assets
Cash and cash equivalents	2,323,366	2,253,210
Trade receivables	2,071,837	2,137,752
Related parties and transactions	175,258	192,906
Inventories	67,899	70,454
Restricted cash	26,363	26,018
Currrent recoverable taxes	386,074	141,266
Other assets	107,701	74,532
Total current assets	5,158,498	4,896,138
Noncurrent assets
Trade receivables	229,775	215,275
Related parties and transactions	650,413	657,990
Escrow deposits	184,109	177,982
Water National Agency – ANA	32,558	32,466
Other assets	123,948	119,646
Equity investments	56,327	53,187
Investment properties	47,550	47,562
Contract assets	7,989,875	7,617,714
Intangible assets	32,178,241	32,325,447
Property, plant and equipment	316,450	314,393
Total noncurrent assets	41,809,246	41,561,662

Total assets	46,967,744	46,457,800

LIABILITIES AND EQUITY	03/31/2020	12/31/2019
Current liabilities
Trade payables	242,106	369,631
Borrowings and financing	3,284,540	2,859,843
Accrued payroll and related charges	602,098	594,279
Taxes and contributions	172,600	250,318
Dividends and interest on capital payable	800,352	800,352
Provisions	649,964	550,247
Services payable	632,181	474,078
Public-Private Partnership – PPP	111,100	110,291
Program Contract Commitments	275,993	273,932
Other liabilities	179,424	170,453
Total current liabilities	6,950,358	6,453,424

Noncurrent liabilities
Borrowings and financing	11,265,828	10,384,866
Deferred income tax and social contribution	347,409	433,996
Deferred Cofins and Pasep	145,533	143,693

Earnings Results 1Q20

Provisions	402,094	485,561
Pension obligations	3,366,686	3,360,932
Public-Private Partnership – PPP	3,161,600	3,183,689
Program Contract Commitments	76,613	103,321
Other liabilities	273,786	272,535
Total noncurrent liabilities	19,039,549	18,368,593

Total liabilities	25,989,907	24,822,017

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	7,547,954	7,547,954
Other comprehensive income	(912,171)	(912,171)
Retained losses	(657,946)	-
Total equity	20,977,837	21,635,783

Total equity and liabilities	46,967,744	46,457,800

Earnings Results 1Q20

Cash Flow

		R$ '000
	Jan-Mar 2020	Jan-Mar 2019
Cash flow from operating activities
Profit/(loss) before income tax and social contribution	(977,257)	991,200
Adjustment for Net income/(loss) reconciliation:
Depreciation and amortization	483,569	410,863
Residual value of property, plant and equipment and intangible assets written-off	5,407	3,143
Allowance for doubtful accounts	157,489	11,070
Provision and inflation adjustment	78,706	46,101
Interest calculated on loans and financing payable	138,770	138,978
Inflation adjustment and foreign exchange gains (losses) on loans and financing	1,814,857	17,207
Interest and inflation adjustment losses	10,563	9,524
Interest and inflation adjustment gains	(6,585)	(75,621)
Financial charges from customers	(197,496)	(197,962)
Margin on intangible assets arising from concession	(12,655)	(13,569)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	(490)	(19,313)
Equity result	(3,575)	(1,764)
Interest and inflation adjustment (Public-Private Partnership)	112,685	-
Provision from São Paulo agreement	120,419	119,920
Pension obligations	57,806	66,860
Other adjustments	(6,112)	(13,163)
	1,776,101	1,493,474
Changes in assets
Trade accounts receivable	85,760	98,414
Accounts receivable from related parties	34,075	11,513
Inventories	2,555	(4,976)
Recoverable taxes	(12,084)	44,624
Escrow deposits	(2,730)	(12,324)
Other assets	(37,128)	(36,159)
Changes in liabilities
Trade payables and contractors	(239,274)	(328,719)
Services payable	37,684	6,435
Accrued payroll and related charges	8,309	(34,809)
Taxes and contributions payable	(77,718)	(92,543)
Deferred Cofins/Pasep	1,840	(823)
Provisions	(62,456)	(68,648)
Pension obligations	(52,052)	(50,056)
Other liabilities	(81,271)	56,069
Cash generated from operations	1,381,611	1,081,472
Interest paid	(193,083)	(241,164)
Income tax and contribution paid	-	(250,468)

Net cash generated from operating activities	1,188,528	589,840

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(393,573)	(209,552)
Restricted cash	(345)	5,907

Earnings Results 1Q20

Increase/(decrease) in investment	-	(10,702)
Purchases of tangible assets	(9,587)	(18,796)
Net cash used in investing activities	(403,505)	(233,143)

Cash flow from financing activities
Loans and financing
Proceeds from loans	29,792	103,815
Repayments of loans	(580,229)	(1,154,042)
Payment of interest on shareholders'equity	-	(21)
Public-Private Partnership – PPP	(133,965)	(129,157)
Program Contract Commitments	(30,465)	(1,400)
Net cash used in financing activities	(714,867)	(1,180,805)

Increase/(decrease) in cash and cash equivalents	70,156	(824,108)

Represented by:
Cash and cash equivalents at beginning of the year	2,253,210	3,029,191
Cash and cash equivalents at end of the year	2,323,366	2,205,083
Increase/(decrease) in cash and cash equivalents	70,156	(824,108)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 15, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.